SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # _____)*

  Carbylan Therapeutics, Inc.
(Name of Issuer)

             Common Stock, $0.001 par value per share
(Title of Class of Securities)

     141384 107
(CUSIP Number)

Larry Randall
Alta Partners
One Embarcadero Center, Suite 3700
San Francisco, CA 94111
                         (415) 362-4022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                    April 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP #141384 107	13D

1.	Names of Reporting Persons. ACP IV, L.P.
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,343,550 (a)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,343,550 (a)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,550 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6% (b)
14.	Type of Reporting Person PN

(a) Consists of 4,343,550 shares of Common Stock held by ACP IV, L.P. (“ACP”). ACP has sole voting and dispositive control over these shares of common stock (“Common Stock”) of Carbylan Therapeutics, Inc. (the “Issuer”), except that ACMP IV, LLC (“ACMP”), the general partner of ACP, and Daniel S. Janney (“Janney”) and Guy P. Nohra (“Nohra” and collectively with Janney, the “Directors”), directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock. ACP, ACMP and the Directors are sometimes collectively referred to herein as the “Reporting Persons.”

(b) This percentage is based upon 26,196,963 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering (the “IPO”), based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2015, including the full exercise by the underwriters for the IPO of their option to purchase 1,950,000 additional shares of the Issuer’s Common Stock.

CUSIP #141384 107	13D

1.	Names of Reporting Persons. ACMP IV, LLC
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,343,550 (c)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,343,550 (c)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,550 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6% (b)
14.	Type of Reporting Person OO

(c) Consists of 4,343,550 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) This percentage is based on 26,196,963 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on April 9, 2015, including the full exercise by the underwriters for the IPO of their option to purchase 1,950,000 additional shares of the Issuer’s Common Stock.

CUSIP #141384 107	13D

1.	Names of Reporting Persons. Daniel S. Janney
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,343,550 (c)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,343,550 (c)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,550 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6% (b)
14.	Type of Reporting Person IN

(c) Consists of 4,343,550 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) This percentage is based on 26,196,963 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on April 9, 2015, including the full exercise by the underwriters for the IPO of their option to purchase 1,950,000 additional shares of the Issuer’s Common Stock.

CUSIP #141384 107	13D

1.	Names of Reporting Persons. Guy P. Nohra
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,343,550 (c)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,343,550 (c)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,550 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6% (b)
14.	Type of Reporting Person IN

(c) Consists of 4,343,550 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) This percentage is based on 26,196,963 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on April 9, 2015, including the full exercise by the underwriters for the IPO of their option to purchase 1,950,000 additional shares of the Issuer’s Common Stock.

CUSIP #141384 107	13D

Item 1. Security and Issuer.

This title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, $0.001 par value per share (the “Common Stock”), of Carbylan Therapeutics, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 3181 Porter Drive, Palo Alto, California 94304. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

(a)  This Statement is being filed by (i) ACP IV, L.P., a Delaware limited partnership (“ACP”), (ii) ACMP IV, LLC, a Delaware limited liability company (“ACMP”), and (iii) Daniel S. Janney (“Janney”) and Guy P. Nohra (“Nohra” and, collectively with Janney, the “Directors”), the directors of ACMP.  ACP, ACMP and the Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)  The principal executive offices of ACP and ACMP and the business address of each of the Directors are located at One Embarcadero Center, Suite 3700, San Francisco, California 94111.

(c) The principal business of ACP is making venture capital investments.  ACMP’s principal business is acting as general partner of ACP.  Each of the Directors’ principal business is acting as a director of ACMP.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)  Each of the Directors is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the completion of the initial public offering of the Common Stock on April 14, 2015 (the “IPO”), ACP held convertible promissory notes of the Issuer in aggregate principal amount of $3.0 million (the “Notes”), shares of the Issuer’s Series A convertible preferred stock and Series B convertible preferred stock (collectively, the “Preferred Stock”).  Upon completion of the IPO, all outstanding principal and interest under ACP’s Notes was converted into an aggregate of 757,336 shares of Common Stock based on a conversion price of 80% of the initial public offering price of $5.00 per share, and all of ACP’s Preferred Stock automatically converted into an aggregate of 2,708,714 shares of Common Stock. On April 14, 2015, ACP purchased 877,500 shares of Common Stock in the IPO at the initial public offering price of $5.00 per share, for an aggregate purchase price of $4.4 million.

ACP received the funds used for the purchase of these securities from capital contributions made to ACP by its partners for investment purposes.

Item 4.  Purpose of Transaction.

ACP purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (2)	Sole Dispositive Power	Shared Dispositive Power (2)	Beneficial Ownership	Percentage of Class
ACP IV, L.P.	4,343,550 (1)	4,343,550 (1)		4,343,550 (1)	0	4,343,550	16.6% (3)
ACMP IV, LLC	0	0	4,343,550	0	4,343,550	4,343,550	16.6% (3)
Daniel S. Janney	0	0	4,343,550	0	4,343,550	4,343,550	16.6% (3)
Guy P. Nohra	0	0	4,343,550	0	4,343,550	4,343,550	16.6% (3)

(1) Consists of 4,343,550 shares of Common Stock held by ACP.

(2) Janney and Nohra serve as directors of ACMP, which serves as the general partner of ACP. ACMP owns no securities of the Issuer directly. Janney and Nohra share voting and investment control over the shares owned by ACP and may be deemed to beneficially own the shares held by ACP.

(3) This percentage is based on 26,196,963 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on April 9, 2015, including the full exercise by the underwriters for the IPO of their option to purchase 1,950,000 additional shares of the Issuer’s Common Stock.

(c)  Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

ACP and certain other stockholders of the Issuer have entered into an Amended and Restated Registration Rights Agreement, dated December 21, 2012 (the “Registration Rights Agreement”), with the Issuer.  Subject to the terms of the Registration Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

At any time before December 21, 2017, the holders of at least 20% of the Registrable Securities have the right to make up to three demands that the Issuer file a registration statement under the Securities Act covering Registrable Securities with an aggregate offering price to the public of not less than $10.0 million, subject to specified exceptions.

Form S-3 Registration Rights

If the Issuer is eligible to file a registration statement on Form S-3, holders of Registrable Securities have the right to make two demands in any 12-month period that the Issuer file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1.0 million, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights

If the Issuer registers any securities for public sale, subject to certain exceptions, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 20% of the total number of shares requested by the holders to be included in the registration statement.

Expenses of Registration

Generally, the Issuer will be required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Indemnification

The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expiration of Registration Rights

All registration rights discussed above will terminate no later than seven years following the closing of this offering, when there are no longer any registrable securities outstanding or, as to a given holder of registrable securities, when such holder is able to sell all of their registrable securities in a single 90-day period under Rule 144 of the Securities Act, or Rule 144.

Lock-up Agreement

ACP, along with all of the Issuer’s officers and directors, including Nohra, and certain of the Issuer’s other stockholders, have agreed (the “Lock-Up Agreement”) that, subject to certain limited exceptions, not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after April 8, 2015 without first obtaining the written consent of Leerink Partners LLC, the representative of the underwriters for the IPO.  Specifically, ACP and Nohra have agreed, with certain limited exceptions, not to directly or indirectly offer, pledge, sell or contract to sell any common stock; sell any option or contract to purchase any common stock; purchase any option or contract to sell any common stock; grant any option, right or warrant for the sale of any common stock; otherwise dispose of or transfer any common stock; request or demand that we file a registration statement related to the common stock; or enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The foregoing description of the terms of the Registration Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:   Joint Filing Statement.

Exhibit B:   Amended and Restated Registration Rights Agreement by and among the Issuer and certain of its stockholders, dated as of December 21, 2012, incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-201278), filed with the SEC on December 29, 2014.

Exhibit C:  Form of Lock-up Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 24, 2015

ACP IV, L.P.
By: ACMP IV, LLC

By: /s/ Larry Randall
Name: Larry Randall
Title:   Chief Financial Officer

ACMP IV, LLC

By: /s/ Larry Randall
Name: Larry Randall
Title: Chief Financial Officer

/s/ Daniel S. Janney
Daniel S. Janney

/s/ Guy P. Nohra
Guy P. Nohra

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: April 24, 2015

ACP IV, L.P.
By: ACMP IV, LLC

By: /s/ Larry Randall
Name: Larry Randall
Title:   Chief Financial Officer

ACMP IV, LLC

By: /s/ Larry Randall
Name: Larry Randall
Title:   Chief Financial Officer

/s/ Daniel S. Janney
Daniel S. Janney

/s/ Guy P. Nohra
Guy P. Nohra

Exhibit C

Form of Lock-up Agreement

Leerink Partners LLC
RBC Capital Markets, LLC
as Representatives of the several Underwriters
c/o	Leerink Partners LLC
299 Park Avenue, 21st
Floor New York, New York 10176
Re:	Proposed Public Offering by Carbylan Therapeutics, Inc.

Ladies and Gentlemen:

The undersigned, a stockholder, officer and/or director of Carbylan Therapeutics, Inc., a Delaware corporation (the “Company”),understands that Leerink Partners LLC (“Leerink”) and RBC Capital Markets, LLC propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering (the “Public Offering”) of shares (the “Securities”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”). In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder, officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement (collectively, the “Underwriters”) that, subject to the exceptions set forth in this letter agreement (this “Agreement”), during the period beginning on the date of the preliminary prospectus used in connection with the road show for the Public Offering and ending on, and including, the date that is 180 days from the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Leerink, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or, subject to the provisions herein, exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Securities the undersigned may purchase in the Public Offering.

If the undersigned is an officer or director of the Company, (1) Leerink agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of the Common Stock, Leerink will notify the Company of the impending release or waiver, and (2) the Company will agree in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by Leerink hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of Leerink, provided that in the case of clauses (i) through (v) below, (1) Leerink receives a signed lock-up agreement on substantially the same terms set forth in this Agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) only in the case of clauses (i) through (iv) below, such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers; provided, that, for clause (viii) below, other than in respect of warrants that will expire or automatically exercise by their terms in connection with the Public Offering, (1) such transfers are not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Exchange Act and (2) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers during the Lock-Up Period; provided further, that, for clause (ix) below, any shares of Common Stock received upon such conversion remain subject to the terms of this Agreement; and provided further, that for clause (xi) below, in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Lock-Up Securities owned by the undersigned shall remain subject to the restrictions contained in this Agreement:

(i)	as a bona fide gift or gifts; or
(ii)
to the immediate family of the undersigned or any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Agreement, “immediate family”shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(iii)
if the undersigned is an entity, as a distribution to the limited partners, members, stockholders or other equity holders of the undersigned or as a part of a disposition, transfer or distribution without consideration by the undersigned to its equity holders; or

(iv)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned; or
(v)	by will or intestate succession upon the death of the undersigned; or
(vi)	by operation of law, including pursuant to a qualified domestic order or in connection with a divorce settlement; or
(vii)	sell or transfer shares of Common Stock to the underwriters in the Public Offering; or
(viii)
transfer Lock-Up Securities to the Company upon a vesting event of the Company’s securities or to the Company upon the exercise or conversion of options or warrants to purchase the Company’s securities, in each case, on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise; or

(ix)	convert shares of preferred stock of the Company into shares of Common Stock of the Company; or
(x)
transfer Lock-Up Securities to the Company pursuant to agreements under which the Company has the option to repurchase such Lock-Up Securities or the Company has a right of first refusal with respect to transfers of such Lock-Up Securities; or

(xi)
transfer Lock-Up Securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Lock-Up Securities involving a change of control of the Company.

Furthermore, during the Lock-Up Period, the undersigned may (a) sell shares of Common Stock of the Company purchased by the undersigned on the open market following the Public Offering if and only if (i) such sales are not required during the Lock-Up Period to be reported in any press release or public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any press release, public filing or report regarding such sales during the Lock-Up Period and (b) exercise any rights to purchase, exchange or convert any stock options granted pursuant to the Company’s equity incentive plans existing as of the date of the Underwriting Agreement or warrants or any other securities existing as of the date of the Underwriting Agreement, which securities are convertible into or exchangeable or exercisable for Common Stock, if and only if (but subject to clause (viii), including the proviso related to such clause, in the immediately preceding paragraph) the shares of Common Stock received upon such exercise, purchase, exchange or conversion shall remain subject to the terms of this Agreement.

In addition, the restrictions on transfer and disposition of the Lock-Up Securities during the Lock-Up Period shall not apply to the repurchase of Lock-Up Securities by the Company in connection with the termination of the undersigned’s employment or other service with the Company.

Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from establishing a 10b5-l trading plan that complies with Rule 10b5-l under the Exchange Act (“10b5-l Trading Plan”) or from amending an existing 10b5-l Trading Plan so long as there are no sales of Lock-Up Securities under such plans during the Lock-Up Period; and provided that the establishment of a 10b5-1 Trading Plan or the amendment of a 10b5-l Trading Plan, in either case, providing for sales of Lock-Up Securities shall only be permitted if (i) the establishment or amendment of such plan is not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding the establishment or amendment of such plan.

In the event that Leerink releases, in full or in part, any officer, director or equity holder of the Company (a“Stockholder”) from the restrictions of any lock-up agreement signed by such Stockholder with the Underwriters (a “Triggering Release”), then the undersigned shall be released in the same manner from the restrictions of this Agreement (i.e., in an amount equal to the same percentage of the shares of Common Stock being released in the Triggering Release relative to the undersigned’s ownership of Common Stock at the time of the request of the Triggering Release); provided that (i) in order to request a Triggering Release, the Stockholder requesting the Triggering Release must make a request in writing to the Company setting forth the number of shares of Common Stock to be released; and (ii) the Company must (x) make a request in writing to Leerink setting forth for the Stockholder requesting the Triggering Release the number of shares of Common Stock for which such Stockholder is requesting a release and the number of shares of Common Stock that would be released for each other Stockholder as a result of the Triggering Release and (y) provide to Leerink the total number of shares of Common Stock outstanding as of the date of the request of such Triggering Release and certify in writing to the Underwriters that such number is true and accurate. In the event of a Triggering Release, the Company will use commercially reasonable efforts to notify the other Stockholders of the Triggering Release within three business days. If the Company fails to notify the undersigned within three business days of the Triggering Release, the failure to give such notice shall not give rise to any claim or liability against Leerink, or the Underwriters.

Notwithstanding the foregoing, no release by Leerink of any shares of Common Stock will constitute a Triggering Release (i) if the aggregate of such releases granted to any individual Stockholder requesting a release does not exceed an aggregate amount of $500,000 of shares of Common Stock during the Lock-Up Period (such value to be calculated using the closing or last reported sale price of the Common Stock on the date of each such release) (for the avoidance of doubt, all affiliates of the undersigned that are party to a lock-up agreement similar to this Agreement for the benefit of the Underwriters in connection with the proposed Underwriting Agreement shall be treated for this purpose, together with the undersigned, as a single Stockholder); or (ii) if the release, in full or in part, of any shares of Common Stock from the restrictions of this Agreement is in connection with an underwritten public offering, whether or not such offering or sale is wholly or partially a secondary offering of Common Stock during the Lock-Up Period (the “Underwritten Sale”) and then the shares of Common Stock held by the undersigned shall be released only if the undersigned enters into a new lock-up agreement with the underwriters of such Underwritten Sale with respect to the shares of Common Stock that are not being released, upon the terms and conditions reasonably satisfactory to the underwriters of such Underwritten Sale but with restrictions that will be no more restrictive than those set forth herein and only to the extent that the undersigned agrees to participate as a selling stockholder in the Underwritten Sale and to sell any of the shares of Common Stock released from the restrictions of this Agreement in such Underwritten Sale; provided that, with respect to clause (ii) of this paragraph, the undersigned, to the extent the undersigned has a contractual right to demand or require the registration of the Lock-Up Securities or otherwise “piggyback” on a registration statement filed by the Company for the offer and sale of Common Stock, is offered the opportunity to participate on a basis consistent with such contractual rights in such Underwritten Sale.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions. This Agreement shall automatically terminate, and the undersigned shall be released from its obligations hereunder, upon the earliest to occur, if any, of (i) prior to the execution of the Underwriting Agreement, the Company advises Leerink in writing that it has determined not to proceed with the Public Offering, (ii) the Company files an application to withdraw the registration statement related to the Public Offering, (iii) the Underwriting Agreement is executed but is terminated prior to the closing of the Public Offering (other than the provisions thereof which survive termination), or (iv) July 31, 2015, in the event that the Underwriting Agreement has not been executed by such date.

The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Agreement.

Very truly yours, [NAME OF STOCKHOLDER]

By:
Name: Title:

[Signature Page to Lock-Up Agreement]